# 2018 Balance Sheet

## BIG BEAR CAFE

12/31/2018

| | Dec 31, 18 |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Checking/Savings/Cash | 53,347 |
| Other Current Assets | |
| Sales Receivable | 4,263 |
| Total Other Current Assets | 4,263 |
| Total Current Assets | 57,610 |
| Fixed Assets | |
| Accumulated Depreciation | -328,412 |
| Equipment, Supplies (5yr depr.) | 62,943 |
| Equipment, Furniture (7yr depr.) | 153,608 |
| Improvements (15yr depr.) | 105,248 |
| Improvements (39yr depr.) | 101,707 |
| Total Fixed Assets | 95,094 |
| **TOTAL ASSETS** | **152,704** |

| | Dec 31, 18 |
|---|---|
| **LIABILITIES & EQUITY** | |
| **LIABILITIES** | |
| Current Liabilities | |
| Accounts Payable | 13,460 |
| Long Term Debt | 87,542 |
| Credit Card | 0 |
| **TOTAL LIABILITIES** | **101,002** |
| **EQUITY** | |
| Owner's Equity | 51,702 |
| **TOTAL EQUITY** | **51,702** |
| **TOTAL LIABILITIES & EQUIT** | **152,704** |